FORM 4

[ ]     Check this box if no longer
        subject to Section 16. Form 4
        or Form 5 obligations may
        continue.  SEE Instruction 1(b).

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.      Name and Address of Reporting Person*
        Last: Reefknot Limited  Street: c/o Insinger Group
        First:       One Stockes Place, St. Stephens Green
        Middle:                 City: Dublin 2
                                State: Republic of Ireland Zip:

2. Issuer Name and Ticker or Trading Symbol: Brilliant Digital Entertainment, Inc. (AMEX: "BDE")

3.      IRS or Social Security Number of Reporting Person (Voluntary)

4.      Statement for Month/Year: December 1997

5.      If Amendment, Date of Original (Month/Year):

6.      Relationship of Reporting Person to Issuer (Check all applicable):
        [ ]      Director
        [X]      10% Owner
        [ ]      Officer (give title below):
        [ ]      Other (specify below):
                 -------------------------------------------------

7.      Individual or Joint/Group Filing (Check applicable line)
        [X]      Form filed by one Reporting Person
        [ ]      Form filed by more than one Reporting Person

                                    TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security    2. Trans-    3. Transaction    4. Securities Acquired(A)    5. Amount of    6. Ownership    7. Nature of
   (Instr. 3)              action       Code              or Disposed of (D)           Securities      Form;           Indirect
                           Date         (Instr. 8)        (Instr. 3, 4 and 5)          Beneficially    Direct (D)      Beneficial
                           (Month/                                                     Owned at End    or Indirect     Ownership
                           Day/         Code    V         Amt.  (A) or  Price          of Month        (I)
                           Year)                                (D)                                                    (Instr. 4)
                                                                                       (Instr. 3       (Instr. 4)
                                                                                        and 4)
Common Stock               12/10/97     S              300,000   D      $4.65
Common Stock                                                                            1,200,118      D


If the Form is filed by more than one Reporting Person, see Instruction
4(b)(v).

Reminder: Report on a separate line for each class of ssecurities
beneficially owned directly or indirectly.                           (Over)

                             (Print or Type Responses)

                       TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                               (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.Title     2.Conver-   3.Trans-   4.Trans-    5.No. of   6.Date Exer-  7.Title and   8.Price   9.No. of  10.Owner-   11.Nature
  of          sion or     action     action      Deriv-     cisable       Amt. of       of        Deriv-     ship        of In-
  Deri-       Exercise    Date       Code        ative      and Ex-       Underly-      Deri-     ative      Form        direct
  vative      Price of    (Month/    (Instr.8)   Securi-    piration      ing Secur-    vative    Securi-    of Deri-    Benefi-
  Security    Deriva-     Day/                   ties Ac-   Date (Month/  ities         Security  ties       vative      cial
  (Instr.3)   tive        Year)                  quired     Day/Year)     (Instr.3      (Instr.5) Benefi-    Security:   Owner-
              Security                           (A) or                   and 4)                  cially     Direct(D)   ship
                                                 Disposed                                         Owned      or Indi-    (Instr.
                                                 of (D)                                           at End     rect(I)     4)
                                                 (Instr.3,                                        of Mth.    (Instr.4)
                                                 4, and 5)                                      (Instr.4)

                                    Code   V     (A)   (D)  Date  Expira- Title  Amt or
                                                            Exer- tion           No. of
                                                            cis-  Date           Shares
                                                            able



Explanation of Responses:



  **Intentional misstatements or omissions of facts constitute Federal Criminal Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


/s/Raymond Lee Page                                          1/6/98
------------------------------                               ---------------
**Signature of Reporting Person                              Date
Raymond Lee Page
Director
Reefknot Limited

   Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.